

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2013

Via U.S. Mail
George Morris
Chief Executive Officer and
Chief Financial Officer
Internet Infinity, Inc.
220 Nice Lane, # 108
Newport Beach, CA 92663

> **Re:** **Internet Infinity, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2013**
> **Filed July 15, 2013**
> **File No. 0-27633**

Dear Mr. Morris:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements, page 8

1. Please revise to include an audit report for the financial statements as of and for the year ended March 31, 2012 as well as for the cumulative amounts from inception. Please refer to Rules 8-01 and 8-02 of Regulation S-X.

Item 9A. Controls and Procedures, page 9

2. Please revise to include a statement identifying the framework utilized by management to evaluate the effectiveness of your internal control over financial reporting as required by Item 308(a) of Regulation S-K.

Signatures, page 18

3. Please revise to include the signatures of at least a majority of the board of directors. Refer to General Instruction D(2) and the second signature section of Form 10-K for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Donna Di Silvio, Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief